Exhibit 99.1

Foresight Signs Agreement with Leading Chinese Infrared Camera Manufacturer

Ness Ziona, Israel – September 13, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a strategic cooperation agreement with Wuhan Guide Infrared Co. Ltd. (002414.SZ), a $2.7 billion Chinese corporation traded on the Shenzhen Stock Exchange. Guide Infrared, through its subsidiary Global Sensor Technology, develops, manufactures and markets infrared thermal imaging systems. According to the agreement, the parties will cooperate in the development, marketing and distribution of Foresight’s QuadSight™ vision system, incorporating Guide Infrared’s solutions, to potential customers in Greater China. For the purposes of such cooperation, the parties will consider establishing a joint venture in China, thus leveraging each party’s competitive strengths. The parties intend to determine other material terms of collaboration in a future agreement. Furthermore, pursuant to the agreement, Guide Infrared will consider a strategic investment in Foresight.

According to the agreement, Guide Infrared will connect Foresight to the company’s network of Chinese vehicle manufacturers (OEMs), Tier One suppliers, and commercial vehicles and heavy machinery customers. In addition, Guide Infrared will promote the QuadSight system through exhibitions, conferences and technological demonstrations, and will position Foresight as its official business partner and Tier One customer within Greater China.

Both companies will cooperate to optimize the performance of Guide Infrared solutions incorporated into Foresight’s QuadSight system by developing technical hardware and software solutions to cope with all weather and lighting conditions; and developing optical safety solutions targeting Chinese automotive market requirements.

Furthermore, the agreement includes a safety and regulatory collaboration, wherein both companies will cooperate in order to ensure that the infrared cameras manufactured by Guide Infrared meet the automotive industry’s regulatory standards and end customers’ quality requirements.

“We are very excited to announce our strategic cooperation with Guide Infrared, China’s largest producer of infrared detectors,” said Haim Siboni, CEO of Foresight. “This collaboration will allow us to benefit from Guide Infrared’s widely deployed distribution channels and will open new markets and opportunities, making our advanced vision technology available to the local Chinese automotive industry.”

“Foresight’s innovative vision technology and the superior detection capabilities of the QuadSight system enhance our product offering and will help us to increase our presence in the Chinese automotive market,” said Li Huang, President of Guide Infrared. “Cooperation with Foresight is an important strategic move for our company and we anticipate significant future collaboration.”

About QuadSight™

The QuadSight system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

About Wuhan Guide Infrared

Wuhan Guide Infrared Co., Ltd. (Shenzhen stock code: 002414), founded in 1999, is engaged in manufacturing infrared detectors and cameras, comprehensive electro-optical systems and large-scale defense systems.

Guide Infrared provides infrared solutions, ranging from infrared devices up to complete systems. The Company has established a state-of-the-art mass production facility located at China Optics Valley in Wuhan with more than 2,600 employees.

Guide Infrared develops and manufactures infrared solutions for national defense security, protection systems, diagnostic tools, smart home, internet of things, intelligent terminals, machine vision systems, automotive industry, unmanned planes and other applications.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses strategic cooperation with Guide Infrared, future transactions between Foresight and Guide Infrared, including establishing of a joint venture, determining other material terms of collaboration in a future agreement, a potential investment by Guide Infrared, if at all, and penetrating the Chinese automotive market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654

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